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STUART M. STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0453 Fax

July 20, 2011

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:

Dominic Minore, Division of Investment Management

Re:

The Saratoga Advantage Trust

(File No. 033-79708; 811-8542)

Dear Mr. Minore:

Thank you for your telephonic comments regarding the registration statement on Form N-1A relating to the James Alpha Global Real Estate Investments Portfolio (the “Portfolio”), a new portfolio of The Saratoga Advantage Trust (the “Trust”), filed with the Commission on May 10, 2011.  The Trust has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf.

Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments with respect to the Portfolio and provide responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 40 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about July 29, 2011 (the “Amendment”).

General Comments on the Filing

Comment 1.

Please file a letter responding to these comments from the Staff that incorporates the “Tandy” information via EDGAR.

Response 1.  This letter includes the “Tandy” information and will be filed via EDGAR.

Comments on the Prospectus

Comment 2.

Please confirm that the “other expenses” of the Portfolio that are not included in the expense cap and the Acquired Fund Fees and Expenses will be included in the calculation of “Total Annual Portfolio Operating Expenses (After Expense Reduction/ Reimbursement).”

Response 2.  The “other expenses” of the Portfolio that are not included in the expense cap and the Acquired Fund Fees and Expenses will be included in the calculation of “Total Annual Portfolio Operating Expenses (After Expense Reduction/ Reimbursement).”

Comment 3.

To the extent that the Portfolio can invest in mortgage REITS and hybrid REITS, please add appropriate disclosure in the section titled “Portfolio Summary—Principal Investment Strategies.”

Response 3.  The Portfolio does not currently intend to invest in mortgage REITS and hybrid REITS.

Comment 4.

In the section titled “Portfolio Summary—Principal Investment Strategies,” please disclose the Portfolio’s limit on investments in foreign issuers.

Response 4.  The disclosure in this section has been revised to include the Portfolio’s limitation on overweighting or underweighting its holdings by more than 20% of the Index’s weight by geographic region and/or property type and the limitation on investing more than 25% of the Portfolio’s net assets in issuers located in any single foreign country.

Comment 5.

In the section titled “Portfolio Summary—Principal Investment Strategies,” please disclose the Portfolio’s limit on investments in emerging market issuers.

Response 5.  The Portfolio invests exclusively in securities of companies that comprise the FTSE EPRA/NAREIT Developed Index (the “Index”).  The Index does not currently include issuers in emerging markets and, therefore, investments in such issuers is not currently a principal investment strategy of the Portfolio.

Comment 6.

In the section titled “Portfolio Summary—Principal Investment Strategies,” please clarify the types of foreign issuers in which the Portfolio may invest.  For example, please clarify whether the Portfolio invests in foreign REITs and whether the properties underlying the REITs are located in foreign jurisdictions.

Response 6.  The Portfolio Summary states that the Portfolio will invest exclusively in publicly-traded REITs and real estate securities that are included in the FTSE EPRA/NAREIT Developed Index.  The disclosure has been revised to include the Portfolio’s limitation on overweighting or underweighting its holdings by more than 20% of the Index’s weight by geographic region and/or property type and the limitation on investing more than 25% of the Portfolio’s net assets in issuers located in any single foreign country.

Comment 7.

Please confirm that Green Street has consented to being named in the Prospectus.

Response 7.    The Registrant confirms that Green Street has consented to being named in the Prospectus.

Comment 8.

In the section titled “Portfolio Summary—Principal Investment Risks—Common Stock Risk,” please clarify what types of companies are included in “other real estate companies.”

Response 8.   An expanded definition of the types of real estate securities in which the Registrant may invest has been added to the section titled “Portfolio Summary-Principal Investment Strategies.”  Accordingly, the reference to “other real estate companies” in the section titled “Portfolio Summary—Principal Investment Risks—Common Stock Risk” has been deleted.

Comment 9.

In the section titled “Portfolio Summary—Principal Investment Risks— Limited Operating History of the Manager,” please delete the following disclosure:  “However, Andrew Duffy, a portfolio manager of the Portfolio, has experience managing open-end investment companies.”

Response 9.  The disclosure has been deleted and a cross-reference added to the portfolio manager’s biography under the section of the prospectus titled “Management of the Portfolio - Portfolio Managers.”

Comment 10.

In the section titled “Portfolio Summary—Principal Investment Risks— Real Estate Securities Risks,” please clarify what types of companies are included in “related to the real estate industry.”

Response 10.    An expanded definition of the types of real estate securities in which the Registrant may invest has been added to the section titled “Portfolio Summary-Principal Investment Strategies.”  Accordingly, the portion of the sentence referring to “related to the real estate industry” in the section titled “Portfolio Summary—Principal Investment Risks—Real Estate Securities Risk” has been removed.

Comment 11.

In the section titled “Portfolio Summary—Principal Investment Risks— Real Estate Securities Risks,” please clarify that the proportionate share of any expenses paid by REITs that the Portfolio will bear are not included in the Acquired Fund Fees and Expenses calculation.

Response 11.  The disclosure has been revised accordingly.

Comment 12.

Please confirm that the performance and the financial information of the Predecessor Fund of the proposed reorganization will be carried forward to the Portfolio.

Response 12.  The performance and the financial information of the Predecessor Fund will be carried forward to the Portfolio in the event that the shareholders of the Predecessor Fund approve the reorganization.

Comment 13.

Please add the underlined disclosure in the section titled “Additional Information About Principal Investment Strategies and Related Risks—Investment Objective and Policies”:  All of the securities of the foreign issuers of real estate securities in which the Portfolio invests are listed on major foreign stock exchanges.

Response 13.  The disclosure has been revised accordingly.

Comment 14.

In the section titled “Additional Information About Principal Investment Strategies and Related Risks—Portfolio Investments,” please clarify whether the foreign securities in which the Portfolio may invest include debt and equity securities.

Response 14.  This disclosure has been revised to clarify that the foreign securities in which the Portfolio may invest include equity securities.

Comment 15.

Please add a summary of the bullet point sectors of real estate investments and bullet point factors that may contribute to the risk of real estate investments included in the section titled “Additional Information About Principal Investment Strategies and Related Risks—Principal Risks of Investing in the Portfolio—Real Estate Securities Risks” to the sections titled “Portfolio Summary—Principal Investment Strategies” and “Portfolio Summary—Principal Investment Risks” to the extent that they are part of the Portfolio’s principal strategies and risks.

Response 15.  The disclosure has been revised accordingly.

Comment 16.

Please confirm that the fees from investment advisers that Saratoga Capital Management receives in connection with the SaratogaSHARP® Program that are disclosed in the section titled “Supervision” are not paid by the Portfolio.

Response 16.  The fees from investment advisers that Saratoga Capital Management receives in connection with the SaratogaSHARP® Program that are disclosed in the section titled “Supervision” are not paid by the Portfolio.

Comments on the Statement of Additional Information

Comment 17.

Please include disclosure in the section titled “Investment of the Trust’s Assets and Related Risks—Lending Portfolio Securities” about whether the profits from any securities lending activity are shared with a collateral reinvestment agent.

Response 17.  The disclosure has been revised to indicate that a portion of the profits generated from lending portfolio securities is paid to the Fund's collateral reinvestment agent.

Comment 18.

Please clarify what the “*” next to certain investments refers to.

Response 18.    The asterisk (*) refers to investments that are considered principal by a Portfolio, as noted in the second paragraph under the section titled “Investment of the Trust’s Assets and Related Risks.”

Comment 19.

Please confirm that the investments described in the section titled “Investment of the Trust’s Assets and Related Risks—Types of Securities in Which the International Equity Portfolio, the James Alpha Real Return Portfolio and the James Alpha Global Real Estate Portfolio May Invest” are in addition to the other investments listed above.

Response 19.  The disclosure has been revised accordingly.

Comment 20.

If the Portfolio invests in other investment companies in order to satisfy its 35d-1 names rule test, please clarify that the underlying investment companies must also have their own 35d-1 names rule test.

Response 20.  The Portfolio does not invest in other investment companies in order to satisfy its 35d-1 names rule test.

Comment 21.

Please confirm that Fundamental Investment Restriction 14 will also apply to the Portfolio.

Response 21.  The disclosure has been revised accordingly.

Comment 22.

Please clarify the disclosure under the section titled “Board Leadership Structure, Risk Oversight and Trustee Qualifications” to state the conclusion with respect to each Trustee and not just the Board.

Response 22.  The disclosure has been revised accordingly.

Comment 23.

Please confirm that Jonathan W. Ventimiglia is also acting in his capacity as Chief Accounting Officer and clarify such on the signature page.

Response 23.  The disclosure has been revised accordingly.

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

●

the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

●

the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

●

the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss
Stuart M. Strauss